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SEC 18001448

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ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

Mail Processing Section
FEB 28 2018
Washington DC
415

SEC FILE NUMBER
8-67229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S Goldman Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Jaeger — 212-404-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gettry Marcus CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1407 Broadway	New York,	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.S.

OATH OR AFFIRMATION

I, Sheldon Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S Goldman Advisors LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME THIS 26 DAY OF February, 2018.
BY

Notary Public

Notary Public

Signature

Senior Managing Director

Title

TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires 11/27/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. GOLDMAN ADVISORS, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Senior Managing Director of S. Goldman Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of S. Goldman Advisors, LLC (a Delaware limited liability company) as of December 31, 2017 and related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of S. Goldman Advisors, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of S. Goldman Advisors, LLC's management. Our responsibility is to express an opinion on S. Goldman Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to S. Goldman Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Gettry Marcus CPA, P.C.

Gettry Marcus CPA, P.C.

We have served as S. Goldman Advisors, LLC auditor since 2008.
New York, New York
February 26, 2018

S. GOLDMAN ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	808,273
Fees Receivable		30,500
Property and equipment		61,052
Prepaid expenses and other assets		1,020,323
Total Assets	$	1,920,148

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$	90,678
Deferred income taxes payable		5,000
Total Liabilities		95,678
Member's equity		1,824,470
Total Liabilities and Member's Equity	$	1,920,148

Filed in accordance with Rule 17a-5 (e) (3) As a PUBLIC DOCUMENT. The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Advisors, LLC ("SGA"), a single member limited liability company formed under Delaware law, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). SGA is also a member of the Financial Industry Regulatory Authority, and is subject to periodic FINRA operational examinations. SGA provides investment banking and financial advisory services principally related to mergers and acquisitions, equity restructuring and public offerings and private placements of debt and equity. SGA will continue indefinitely until terminated.

The Goldman Group LLC ("Goldman Group"), a single member limited liability company formed under Delaware law, is the 100% owner of SGA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

Revenue includes fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is recorded when the underlying transaction is completed, the income is reasonably determinable, and SGA's obligation to perform any further significant tasks is complete. During 2017, 100% of revenues received were from five clients.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). This new ASU will replace substantially all current U.S. GAAP on this topic and eliminate most industry-specific guidance. Topic 606, which was amended several times since, is effective for interim and annual periods beginning after December 15, 2017 for public companies. There is also a Broker Dealer AICPA Financial Reporting Executive Committee task force ("task force") that is providing further guidance, which has not completed its assessment to-date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

a) Revenue Recognition (cont'd)

The collective guidance to Topic 606 states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also states that an entity should recognize as an asset the incremental costs of obtaining a contract that the entity expects to recover and amortize the costs consistent with the transfer to the customer of the goods or services to which the asset relates.

The guidance also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. SGA has substantially completed the assessment of the impacts of the new guidance on its financial statements and does not expect any material timing adjustments from the adoption of the guidance on January 1, 2018. However, as the Broker Dealer task force efforts are not complete to-date, SGA will continue to assess the impact the new guidance may have in future periods related to any additional guidance that is forthcoming.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

b) Income Taxes

SGA is a single member limited liability company. As such, the member is responsible for income taxes that result from SGA's operations. No provision for income taxes is included in the accompanying financial statements. However, SGA is liable for New York City Unincorporated Business Taxes ("UBT").

The provision for UBT consists of the following:

Current	$ 57,000
Deferred	-
	$ 57,000

SGA recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. SGA prepares its tax returns on a cash basis. Accordingly, SGA records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to prepaid expenses and accrued expenses for financial statement purposes.

In accordance with ASC 740, Income Taxes, SGA is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2017, SGA did not have any unrecognized tax benefits or liabilities. SGA operates in the United States of America and in state and local jurisdictions. There are presently no ongoing income tax examinations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Cash Equivalents

Cash equivalents are money market funds and other highly liquid financial instruments with an original maturity of less than three months.

d) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the estimated useful lives of the assets.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f) Concentration of Credit Risk

SGA maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGA has not experienced any losses in such accounts and does not believe it is exposed to any unusual credit risk on these funds.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2017:

Furniture and fixtures	$ 228,953
Equipment	89,909
Leasehold improvements	270,556
	589,418
Less: accumulated depreciation	528,366
	$ 61,052

Depreciation amounted to $43,547 in 2017.

4. RELATED PARTY TRANSACTIONS

During 2017, SGA received $11,982 from S. Goldman Asset Management LLC ("SGAM"), an affiliated entity, for SGAM's allocated share of overhead and administrative costs incurred in 2017. SGA is due $300,000 from SGAM for services provided and recorded during 2014, after accounting for the $60,000 received by SGA in 2018 as partial payment.

SGA received $50,831 from S Goldman Capital LLC ("SGC"), an affiliated entity, for SGC's allocated share of overhead and administrative costs incurred in 2017. SGA paid SGC $75,000 in fees related to advisory services performed in 2017.

SGA purchased insurance from Armonia Insurance Company, Inc., ("Armonia') an affiliated entity. The $239,566 payment was made in 2017, in respect of 2018, and is recorded as a prepaid expense.

5. NET CAPITAL REQUIREMENT

SGA is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2017, SGA's net capital was $717,595 which was $617,595 in excess of its required net capital of $100,000. SGA's ratio of aggregate indebtedness to net capital was .13 to 1.

6. COMMITMENTS AND CONTINGENCIES

SGA has a sublease agreement with Goldman Group on a month to month basis. The current monthly payment is $25,088 plus escalations. Rent expense totaling approximately $348,785 is charged to the financial statements for the year ended December 31, 2017.

7. PENSION PLANS- 401(K) PLAN

SGA provides a qualified 401(k) defined contribution plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGA's voluntary contribution will vary depending on the profitability of SGA. SGA's voluntary contributions amounted to $66,000 in 2017.

8. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred through February 26, 2018, the date the financial statements were available to be issued, that would require recognition or disclosure in the financial statements.

S. GOLDMAN ADVISORS, LLC

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Filed in accordance with rule 17a-5 (e)(3) as a PUBLIC DOCUMENT